January 13, 2025

Eun (Angela) Nam
Chief Financial Officer and Chief Accounting Officer
FTAI Aviation Ltd.
415 West 13th Street, 7th Floor
New York, NY 10014

       Re: FTAI Aviation Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated January 3, 2025
           File No. 001-37386
Dear Eun (Angela) Nam:

       We have reviewed your January 3, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 13, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Financial Statements of FTAI Aviation Ltd.
Consolidated Balance Sheets, page 53

1. We read your response to prior comment 1. Please present accounts payable separately from accrued liabilities. Also, tell us and disclose with
       quantification as of each balance sheet date any component(s) of other current assets and accrued liabilities exceeding the disclosure threshold. Refer to Rules 5-02.8, .19 and .20 of Regulation S-X.
 January 13, 2025
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services